

June 30, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Two Roads Shares Trust
        Issuer CIK: 0001552947
        Issuer File Number: 333-182417 / 811-22718
        Form Type: 8-A12B
        Filing Date: June 30, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Anfield Enhanced Market ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications